1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
January 28, 2021 VIA EDGAR	BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me and Ari Abramovitz of Dechert LLP during a recent telephonic discussion on January 15, 2021 with respect to your review of the Registrant’s preliminary proxy statement filed with the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2021, pursuant to Schedule 14A under the Securities Exchange Act of 1934. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statement.

Comments on Preliminary Proxy Materials

1.	Comment: Please discuss whether the proposed change in diversification status will affect the principal investment strategies of each fund.

Response: As discussed on pages 4-5 of the Proxy Statement, the Registrant believes that the change in diversification status will help each fund’s portfolio managers better execute each fund’s investment strategy. Thus, there will be no change in either fund’s principal strategies as a result of the change in status.

2.

Comment: Please include disclosure regarding the largest holdings of the ESG Emerging Markets Equity Fund and its benchmark index similar to that presented for the China Equity Fund and its benchmark index.

Response: The Registrant has revised the proxy statement to include such disclosure.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Ari Abramovitz, Dechert LLP